Filed by Canadian Pacific Railway Limited
Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Norfolk Southern Corporation (Commission File No. 001-8339)

No Offer or Solicitation

This communication is neither an offer to purchase or exchange nor a solicitation of an offer to sell securities. This communication relates to a proposed business combination between Canadian Pacific Railway Limited (“CP”) and Norfolk Southern Corporation (“NS”).

Important Information For Investors And Shareholders

Subject to future developments, additional documents, including one or more proxy statements in connection with the solicitation of proxies for the 2016 annual meeting of NS shareholders, regarding the proposed transaction may be filed with the Securities and Exchange Commission (the “SEC”). On March 29, 2016, CP filed its definitive proxy statement (the “CP Definitive Proxy”) with the SEC. Investors and security holders are urged to read such disclosure documents regarding the proposed transaction, including the CP Definitive Proxy, if and when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by CP with the SEC at the SEC’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from CP at http://www.cpr.ca/en/investors or by directing a request to Canadian Pacific Railway Limited, 7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9, Attention: Office of the Corporate Secretary.

Participants in Solicitation

CP and its directors, executive officers and other employees may be deemed to be participants in any solicitation of CP or NS shareholders in connection with the proposed transaction. Information about CP’s executive officers and directors is available in CP’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016. Additional information about the interests of potential participants is included in the CP Definitive Proxy.

Forward Looking Statement

This communication contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to CP’s proposal to NS regarding a possible business combination, the anticipated results and benefits of the proposed transaction and matters relating to regulatory approvals and changes. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the ability of the parties to agree to the terms of a proposed transaction; the ability of the parties to obtain the required regulatory approvals; the ability to recognize the financial and operational benefits of the transaction; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to "Item 7 – Management’s Discussion and Analysis of Financial
Condition and Results of Operations" of the Corporation's Annual Report on Form 10-K filed with the SEC on
February 29, 2016. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

***
The following are transcripts of videos that were posted to the website www.cpconsolidation.com on April 5, 2016:

Transcript
E. Hunter Harrison videos on CP Consolidation
April 5, 2016

Main Video

#1 – Main Video Title: CP’s E. Hunter Harrison on the Case for Change

Economic growth in the US demands that we continue to grow successfully in order to keep this country competitive with the rest of the world and to move goods in the most effective manner we can.

I think the network today, it’s going to get worse as we see this growth, that we have just said is necessary, going forward.

It’s imperative, I think, anticipate that we’re going to have those issues and not wait till they’re on top of us to start trying to deal with the solutions.

We know it’s going to happen.

It’s just a matter of when.

We need to learn how to take the existing infrastructure and move more over it.

And so I think it’s very critical to customers, to railroads, to the economy, the whole circle that we see something change.

Our response is consolidation.

If there was consolidation, for an example, you wouldn’t have all the traffic moving through Chicago.

There are other gateways up and down the Mississippi River that are underutilized today.

So if you got an opportunity to take two roads and put together, end to end, with the better service offering to the customer, with shareholder value being created, we should take advantage of it.

You know, it’s, it’s clear to most of us that have been in the rail business that if you take the same infrastructure and manage it with one person instead of two or three, it’s going to be more effective.

The assets move better, and if the assets move better, there’s fewer of them, and if there’s fewer of them moving then you don’t have to have as much infrastructure and then all these things that we talked about with the Chicago problem, we get a leg up on on fixing them.

So we think that by putting two organizations together, it just creates a better system across the board.

ON SCREEN END SLIDE:

CP

JOIN US AT CPCONSOLIDATION.COM

Vignette #1: CP’s E. Hunter Harrison Explains Precision Railroading

You won’t see on our walls a lot of mission statements.

We don’t have one.

What we have is this operating philosophy:

Service to the customer.

Controlling the cost.

Asset utilization – the missing ingredient and the recipe to success in the rail industry.

Don’t get anybody hurt while you’re doing it.

And maybe the most important is recognize it’s done through people.

It’s about people executing.

And if you take and season that recipe with a little integrity and a lot of passion you know what we’re about.

That’s precision railroading.

ON SCREEN END SLIDE:

CP

JOIN US AT CPCONSOLIDATION.COM

Vignette #2: CP’s E. Hunter Harrison on Reducing Congestion in Chicago

So a customer asked me, “Hunter, what’s your service from Toronto to Dallas?”

And my answer has to be, “I can tell you about Chicago. I can’t tell you what it is to Dallas.”

“I don’t want to go to Chicago. I want to go to Dallas.”

That’s not a very good response.

If there was consolidation, for an example, you wouldn’t have all the traffic moving through Chicago.

There are other gateways up and down the Mississippi River that are underutilized today.

So if you’ve got an opportunity to take two roads and put together, we should take advantage of it.

ON SCREEN END SLIDE:

CP

JOIN US AT CPCONSOLIDATION.COM

Vignette #3: CP’s E. Hunter Harrison on Building a 21st Century Railroad

It’s clear to most of us that have been in the rail business that if you take the same infrastructure and manage it with one person instead of two or three, it’s going to be more effective.

The assets move better.

And if the assets move better there’s fewer of them.

And if there’s fewer of them moving then you don’t have to have as much infrastructure.

So we think that by putting two organizations together it just creates a better system across the board.

ON SCREEN END SLIDE:

CP

JOIN US AT CPCONSOLIDATION.COM